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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)



                        Applied Molecular Evolution, Inc.
                                (Name of Issuer)



                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)



                                    03823E108
                  --------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
                                -----------------
                          (Date of Event Which Requires
                            Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

              [ ]     Rule 13d-1(b)

              [ ]     Rule 13d-1(c)

              [X]     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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1.      Names of Reporting Persons                  William D. Huse, M.D., Ph.D.

        S.S. or I.R.S. Identification
        Nos. of Above Persons

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a)    [ ]
        (b)    [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only

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4.      Citizenship or Place of Organization                       United States

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                      5.     Sole Voting Power                        1,732,060*
  Number of
    Shares            ----------------------------------------------------------
 Beneficially         6.     Shared Voting Power                       1,606,506
  Owned by
     Each             ----------------------------------------------------------
  Reporting           7.     Sole Dispositive Power                   1,732,060*
    Person
     With             ----------------------------------------------------------
                      8.     Shared Dispositive Power                  1,606,506

--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned
        by Each Reporting Person                                      3,338,566*

--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount
        in Row 9 Excludes Certain Shares
        (see Instructions)  [ ]

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9                    13.9%

--------------------------------------------------------------------------------

* The amounts shown include 470,000 shares which Dr. Huse may acquire currently or within 60 days of December 31, 2000 through the exercise of stock options. However, 125,000 shares would be subject to repurchase by the Company. The Company's right of repurchase lapses ratably over a two year period, beginning on January 1, 2001 but may lapse on an accelerated basis in the event the Company is acquired. Additionally, amounts shown include 280,000 shares subject to repurchase by the Company. The Company's right of repurchase lapses ratably over a seven year period, beginning on April 7, 2000 but may lapse on an accelerated basis in the event the Company is acquired or the Company's aggregate public market value exceed specified levels.



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12.     Type of Reporting Person                                             IN

--------------------------------------------------------------------------------

Item 1(a)       Name of Issuer:

                Applied Molecular Evolution, Inc.


Item 1(b)       Address of Issuer's Principal Executive Offices:

                3520 Dunhill Street
                San Diego, CA 92121


Item 2(a)       Name of Person Filing:

                William D. Huse, M.D., Ph.D.


Item 2(b)       Address of Principal Business Office or, if None, Residence:

                c/o Applied Molecular Evolution, Inc.
                3520 Dunhill Street
                San Diego, CA 92121

Item 2(c)       Citizenship:

                United States


Item 2(d)       Title of Class of Securities:

                Common Stock


Item 2(e)       CUSIP Number:

                03823E108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a)     [ ]    Broker or Dealer registered under section 15 of the Act

        (b)     [ ]    Bank as defined in section 3(a)(6) of the Act

        (c)     [ ]    Insurance Company as defined in section 3(a)(19) of the
                       Act

        (d)     [ ]    Investment Company registered under section 8 of the
                       Investment Company Act



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        (e)     [ ]    Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940

        (f)     [ ]    Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund

        (g)     [ ]    Parent Holding Company, in accordance with section
                       240.13d-1(b)(ii)(G)

        (h)     [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.         Ownership.

        (a)     Amount Beneficially Owned:                            3,338,566*

        (b)     Percent of Class:                                          13.9%

        (c)     Number of shares as to which such person has:

                (i)      sole power to vote or to direct the
                         vote:                                        1,732,060*

                (ii)     shared power to vote or to direct
                         the vote:                                    1,606,506

                (iii)    sole power to dispose or to direct
                         the disposition of:                          1,732,060*

                (iv)     shared power to dispose or to direct
                         the disposition of:                          1,606,506


Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable.



* The amounts shown include 470,000 shares which Dr. Huse may acquire currently or within 60 days of December 31, 2000 through the exercise of stock options. However, 125,000 shares would be subject to repurchase by the Company. The Company's right of repurchase lapses ratably over a two period, beginning on January 1, 2001 but may lapse on an accelerated basis in the event the Company is acquired. Additionally, amounts shown include 280,000 shares subject to repurchase by the Company. The Company's right of repurchase lapses ratably over a seven year period, beginning on April 7, 2000 but may lapse on an accelerated basis in the event the Company is acquired or the Company's aggregate public market value exceed specified levels.



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Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certification.

               Not applicable.


                                    Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated:  February 13, 2001




                                           /s/ William D. Huse
                                        ----------------------------------------
                                        William D. Huse, M.D., Ph.D.



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